

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Via E-mail
John McCawley, Chief Executive Officer
Verecloud, Inc.
6560 South Greenwood Plaza Boulevard
Number 400
Englewood, CO 80111

      Re: Verecloud, Inc.
             Form 10-K for Fiscal Year Ended June 30, 2010
             Filed September 28, 2010
             File No. 000-52882

Dear Mr. McCawley:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                 Sincerely,

                                 /s/ Barbara C. Jacobs

                                 Barbara C. Jacobs
                                 Assistant Director